EXHIBIT 11.1

Statement re: Computation of per share earnings

Reconciliations of net income per share and net income per share, assuming dilution computations for the three and nine months ended September 30, 2002 and 2001 are as follows (amounts in thousands, except share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
Numerator:
Net loss-numerator for basic and diluted loss per share	$(2,208)	$(2,753)	$(11,923)	$(7,488)

Denominator:
Denominator for basic loss per common share weighted average shares	34,232	32,890	33,711	30,385
Effect of dilutive securities-stock option	—	—	—	—

Denominator for diluted loss per common share	34,232	32,890	33,711	30,385

Potentially dilutive shares are excluded from the computation in loss periods, as their effect would be antidilutive.